UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GD Culture Group Limited
(Name of Company)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

19200A 204
(CUSIP Number)

Wei Xu c/o GD Culture Group Limited Flat 1512, 15F, Lucky Centre, No.165-171 Wan Chai Road Wan Chai, Hong Kong +852-95791074

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 19200A 204

1	NAME OF REPORTING PERSON

Wei Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

		294,007
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		294,007

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.18% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 1,711,544 shares of common stock outstanding as of March 9, 2023.

Item 1.	Security and Issuer.

This Amendment No.1 to Schedule 13D relates to the common stock, par value $0.0001 per share of GD Culture Group Limited, a Nevada corporation having an address for notice and delivery located at c/o GD Culture Group Limited, Flat 1512, 15F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, Hong Kong.

Item 2.	Identity and Background.

This Amendment No.1 to Schedule 13D is filed by Wei Xu. The principal occupation of Wei Xu is businessman.

The contact address of the Reporting Person is at c/o GD Culture Group Limited, Flat 1512, 15F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, Hong Kong.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person Xu is a citizen of People’s Republic of China (PRC).

Item 3.	Source and Amount of Funds and Other Consideration.

The numbers of shares in this section have been adjusted to give effect to the one-to-thirty reverse stock split which became effective on November 9, 2022.

On August 11, 2020, GD Culture Group Limited (the “Company”) issued 6,173 shares of common stock of the Company to Wei Xu pursuant to a securities purchase agreement dated May 1, 2020 by and between the Company and Wei Xu.

On June 21, 2022, the Company issued 256,000 shares of common stock of the Company to the Reporting Person pursuant to a share purchase agreement dated April 14, 2022 by and among the Company, Shanghai Yuanma Food and Beverage Management Co., Ltd., a PRC company, and all the shareholders of Yuanma Food and Beverage Management Co., Ltd. (including the Reporting Person).

On March 9, 2023, the company cancelled 93,333 shares of common stock that were issued to the Reporting Person on January 24, 2020. The cancellation was pursuant to a termination agreement dated September 28, 2022 by and among Makesi IoT Technology (Shanghai) Co., Ltd. (an indirect subsidiary of the Company), Sichuan Wuge Network Games Co., Ltd. and shareholders of Sichuan Wuge Network Games Co., Ltd. (including the Reporting Person).

Item 4.	Purpose of Transaction.

The purpose of the August 2020 transaction is for investment only.

The purpose of the June 2022 issuance is as consideration for entering into and causing Yuanma Food and Beverage Management Co., Ltd. to enter into certain contractual agreements with Makesi IoT Technology (Shanghai) Co., Ltd.

The purpose of the March 2023 cancellation is as consideration for terminating certain agreements by and among Makesi IoT Technology (Shanghai) Co., Ltd., Sichuan Wuge Network Games Co., Ltd. and shareholders of Sichuan Wuge Network Games Co., Ltd.

Except as provided herein, the Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of his ongoing evaluation of his investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the common stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

(a) The aggregate number and percentage of shares of the Issuer’s common stock to which this Amendment No.1 to Schedule 13D relates is 294,007 shares of common stock held by the Reporting Person constituting 17.18% of the Issuer’s outstanding common stock.

(b) The Reporting Person holds sole power to dispose of the Shares.

(c) Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Item 4 of this Amendment No.1 to Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit
99.1	Form of Securities Purchase Agreement (Previously filed as exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 1, 2020 and incorporated herein by reference)
99.2	Share Purchase Agreement dated April 14, 2022 (Previously filed as exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2022 and incorporated herein by reference)
99.3	Termination Agreement dated September 28, 2022 (Previously filed as exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 30, 2022 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2023

By:	/s/ Wei Xu
Wei Xu

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